[redacted]

08003952

centrica

082-04578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	22 July, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	**4** (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

SUPPL

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

dlw 7/24

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

22 July 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under its Share Incentive Plan ("**SIP**").

The SIP trustee, Equiniti Share Plan Trustees Limited (the "**Trustee**"), notified the Company on 21 July 2008 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 21 July 2008 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	62	699,983
Sam Laidlaw	63	342,415
Nick Luff	62	200,692
Persons Discharging Managerial Responsibility		
Jake Ulrich	62	919,111
Grant Dawson	62	331,708
Catherine May	62	6,618
Anne Minto	62	231,974
Chris Weston	62	154,026

* The 'Number of Shares Acquired' includes 42 Partnership shares (43 Partnership shares for Sam Laidlaw with a higher residual balance) acquired at 292.25 pence per share and 20 Matching shares acquired at 293.25 pence per share. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 20,000 ordinary shares of 6 14/81 pence each from Equiniti Corporate Nominees Limited AESOP1 (Allocated shares) to Equiniti Corporate Nominees Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards July's allocation of Matching shares. The Directors and PDMRs listed above, together with some 5,102 other employees, are participants in the SIP and are potentially interested in the remaining 1,033 shares held by Equiniti Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

Julia Foo
Centrica plc
01753 494016

centrica

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	23 July, 2008
Fax:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages**	4 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 July 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

CENTRICA TO TAKE 51% STAKE IN BELGIAN BUSINESS SPE

Centrica plc (Centrica) today announced that it is to increase its shareholding in Belgian generation and supply company SPE SA (SPE) to a controlling 51 per cent. Centrica has exercised its pre-emption right over the 25.5 per cent interest in SPE currently held by GDF International SAS (GdF) through an acquisition of GdF's 50 per cent stake in the 50/50 joint venture, Segebel SA. This will be added to Centrica's existing 25.5 per cent interest. GdF was obliged to dispose of its stake in SPE as part of the anti-trust remedies imposed by the European Commission as a condition of its approval of GdF's merger with Suez.

On completion, which is expected to take place in September 2008, Centrica will pay €515 million in cash for GdF's 25.5 per cent stake in SPE. In addition, deferred consideration of up to €105 million will be payable based on the final terms and the timing of approval of the "Pax Electrica 2" agreements under which SPE will acquire additional power offtake from Belgian nuclear power plants.

SPE's proforma earnings before interest, tax, depreciation and amortisation is approximately €240 million per annum when adjusted for a full year effect of both tranches of Pax Electrica 2.

SPE is the second largest power generation company in Belgium with around 1.6 GW of principally gas-fired production capacity and around 400 MW of capacity secured under long term procurement contracts. SPE has a customer base of around 1.5 million energy accounts and a retail market share of nearly 20%. For the year ended 31 December 2007, SPE's profit before tax was €39 million. As at 31 December 2007, SPE had gross assets of €1.8 billion.

Sam Laidlaw, Chief Executive of Centrica, said:

"Today's transaction is a logical next step in building on our existing stake in SPE; it delivers us a valuable controlling stake in the second largest power generation and energy retailing company in Belgium, which has one of the most dynamic energy markets in Europe.

Our 51 per cent stake in SPE increases the opportunities for Centrica in Europe and the Pax Electrica 2 agreements further enhance the value of this stake by making SPE increasingly competitive in the Belgian marketplace."

Notes to Editors:

- Centrica is making the acquisition through its subsidiary, Centrica Overseas Holdings Limited.
- In June 2005 Centrica announced a 50/50 joint venture with GdF to acquire a controlling 51 per cent stake in SPE, a Belgian energy company, in a deal

which valued the whole business at €969 million at the time, with Centrica and GdF each taking an effective interest of 25.5 per cent. The remaining 49 per cent of SPE is, and will continue to be, owned by a number of Belgian banks and municipalities.

- "Pax Electrica 2" is an agreement between the Belgian government and Suez's subsidiary, Electrabel, under which a proportion of the output from Belgium's 6GW of nuclear capacity, controlled by Electrabel, will be made available to competing third party companies. Under the terms of the agreement, SPE will receive additional power offtake of up to 535MW (comprising of two tranches of power, the first of 250MW and the second of 285MW).
- After taking into account estimated fair value adjustments resulting from SPE becoming a subsidiary of Centrica, the acquisition of the additional 25.5 per cent interest in SPE is expected to be broadly earnings neutral for Centrica in 2009.
- Completion of the acquisition is conditional on clearance by the European Commission.

END